I, Don Bielak, certify that:

(1) the financial statements of Monetran, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Monetran, LLC included in this Form reflects accurately the information reported on the tax return for Monetran, LLC filed for the two fiscal years ended Dec 31st, 2019.

Don Bielak
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Don Bielak
CEO

29th, May 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.